Filed by WSFS Financial Corporation

Commission File No. 001-35638

Pursuant to Rule 425 Under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Talking Points About Our Partnership With WSFS Bank

Announcement

•	We announced that we’ve signed a definitive agreement to merge Penn Liberty Bank into WSFS Bank.

•	As two financial institutions with strong footholds in the Delaware Valley, this partnership will strengthen our collective ability to serve our communities.

•	WSFS Bank is both the oldest and the largest bank and trust company headquartered in the Delaware Valley. WSFS is the seventh oldest bank in the United States continuously operating under the same name. Since 1832, WSFS has kept its tradition of helping citizens safeguard and increase their savings, along with providing families and businesses with a wide range of banking services.

•	WSFS provides comprehensive financial services including commercial banking, retail banking and trust and wealth management.

Transaction Notes of Interest

•	Based on WSFS Bank’s current Pennsylvania presence, we are in the process of evaluating all locations to determine if there is any overlap in our branch network. Following the merger, our Customers will have access to 70 locations in Delaware and Pennsylvania.

•	Upon completion of the merger, Patrick Ward, Chairman and CEO of Penn Liberty Bank will join the WSFS Financial Corporation Board of Directors and assume the role of Executive Vice President and Pennsylvania Market President. Brian Zwaan, President, Chief Operating Officer and Chief Lending Officer of Penn Liberty Bank will also join the WSFS Senior Management team as Senior Vice President, Pennsylvania Commercial Banking. Both will provide great leadership for our Pennsylvania expansion plans. Transactions like this often have overlapping positions and there will be some displacements. All Human Capital decisions will be communicated by the end of Q1, 2016. We are working with our partners at WSFS Bank to make those determinations over the next several months. Everyone will be given opportunities throughout WSFS’s 70 locations, as well as at their other offices and divisions. For those ultimately displaced, WSFS Bank will work closely with those individuals; severance and outplacement assistance will be provided up to six months based on years of service.

Timing and Approvals

•	The transaction is subject to normal conditions and approvals including regulatory approvals.

•	The transaction will likely close in the 3rd Quarter, 2016.

•	We’ll be working together over that period to further cultivate our partnership and mutually forge the path ahead.

Why is this good?

•	We share a culture of commitment to our Customers, Communities, and Associates.

•	WSFS Associates voted WSFS Bank a Top workplace in Delaware for 10 consecutive years. WSFS was also voted #1 “Top Bank” in Delaware five years in a row by the readers of The News Journal.

•	We will be providing more options to help Customers manage and grow their money, with cash management tools, wealth management services, commercial banking services, robust online and mobile banking products, and a vast regional network of over 450 WSFS branded surcharge-free ATMs across the region.

•	Career opportunities and personal growth.

•	WSFS offers a 401(k) matching program.

•	For all employees that stay, your Penn Liberty Bank years of service will carry over.

Integration of Penn Liberty Bank and WSFS Bank

•	We will work together for a smooth integration. Given the fact that WSFS has done this before successfully, we are confident it will be a seamless process, but we will need your patience and assistance to make sure we do it well.

FOR INTERNAL USE ONLY

Forward-Looking Statement Disclaimer

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to WSFS’ predictions or expectations of future business or financial performance as well as WSFS’ goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements are based on various assumptions (some of which may be beyond the WSFS’ control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated.

In addition to factors previously disclosed in WSFS’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Penn Liberty shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Penn Liberty business or fully realizing cost savings and other benefits of the merger; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of WSFS products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, WSFS will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Penn Liberty and a prospectus of WSFS, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PENN LIBERTY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the proxy statement/prospectus, as well as other filings containing information about WSFS, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by WSFS. You will also be able to obtain these documents, when they are filed, free of charge, from WSFS at www.wsfsbank.com under the heading “About WSFS” and then under the heading “Investor Relations” and then under “SEC Filings”. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801, Attention: Corporate Secretary, Telephone: (302) 792-6000 or to Penn Liberty Financial Corp., 724 West Lancaster Avenue, Suite 210, Wayne, PA, 19087, Attention: Ted Aicher, Telephone: (610) 535-4500.

Penn Liberty and its directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FOR INTERNAL USE ONLY